NO ACT

PE
12-20-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005092

February 19, 2014

FEB 19 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-19-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 20, 2013

Dear Ms. Sellers:

This is in response to your letters dated December 20, 2013 and January 28, 2014 concerning the shareholder proposal submitted to Dominion by Elena Baum. We also have received a letter from the proponent dated January 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Elena Baum
*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 20, 2013

The proposal requests that the board appoint a committee that includes outside renewable energy experts and Green Power customers to develop options for Green Power program changes that would develop local renewable energy, provide current and complete financial and energy generation information to all customers, and/or give customers information on other ways to support development of renewable energy, and to report to shareholders.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(7), as relating to Dominion's ordinary business operations. In this regard, we note that the proposal relates to the products and services that the company offers. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

January 28, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Elena Baum Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is in response to a letter sent to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") by Ms. Elena Baum on January 13, 2014 (the "Proponent's Response Letter") regarding Dominion Resources, Inc. ("Dominion" or the "Company")'s no action request of December 20, 2013. Capitalized terms that are defined in Dominion's no action request that are not defined in this letter will continue to have the same meanings in this letter as in the no action request.

A copy of this letter is being sent concurrently via email to Ms. Baum.

I. General

Dominion continues to believe that the Proposal may be properly excluded from the Proxy Materials under Rules 14a-8(i)(7) and (10) for the reasons stated in the no action request. While Dominion does not believe that it is necessary or particularly helpful to address line by line the statements made in the Proponent's Response Letter, Dominion nevertheless believes that in light of some of Ms. Baum's comments, amplification of our rationale for exclusion will be useful to the Staff.

II. Rule 14a-8(i)(7) – The Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

As discussed in the no action request, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because (i) it involves the Company's ordinary business operations, in that it relates to the products and services that the Company offers and (ii) relates to the Company's choice of technologies for use in its operations. Based on specific criticisms contained within Ms. Baum's supporting statement, it is clear that the purpose of the Proposal, in part, is to cause the creation of a committee that will implement changes to the program to address such alleged deficiencies by altering the mix of products and services offered through the Green Power program. That is, the Proposal seeks, *inter alia*, to cause the Company to increase its purchases of RECs from solar power generating facilities located within the Commonwealth of Virginia beyond current levels, decrease purchases of RECs from biomass power generating facilities, effect a geographic shift of the location of the facilities from which the Company purchases RECs to specific mid-Atlantic states, and redirect certain revenues of the program. Like proposals previously excluded by the Staff, the Proposal deals with decisions on the part of the Company with respect to particular service offerings to its customers and accordingly, the Company should be allowed to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because it deals with the day-to-day operations of the Company, in that it relates to the products and services offered for sale by the Company.

Additionally, although the Proposal is styled as a request to appoint a committee, it intends to influence the Company's choice of technology and resources used in the generation of electricity, whether such electricity is generated directly by the Company or purchased by the Company to match the energy used by its customers who participate in the Green Power program. Specifically, the Proposal seeks to involve shareholders in decisions regarding the generation resources and technologies the Company should utilize to produce or procure electricity pursuant to its Green Power program. These decisions are not the type of matters that shareholders are in a position to appropriately evaluate, which makes the Proposal similar to proposals previously found by the Staff to be excludable on the grounds they relate to the Company's choice of technologies for use in its operations. Accordingly, for these reasons, in addition to those discussed in the immediately preceding paragraph, the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

While the Company does not wish to belabor the details of the Green Power program offered by Virginia Electric and Power Company, d/b/a Dominion Virginia Power ("Dominion Virginia Power") and information contained within the no action request, to supplement the analysis provided in support of the Company's belief that the Proposal is excludable under Rule 14a-8(i)(7), the Company would like to offer the following in response to certain allegations made in the Proponent's Response Letter.

Outside Oversight

The Proponent's Response Letter states that the Green Power program is in need of oversight by "an outside eye that was expert in renewable energy [to] help them be more effective" in meeting Dominion Virginia Power's goals. However, Dominion Virginia Power already utilizes outside consultants with respect to the program; the program is certified by the Center for Resource Solutions as Green-e, a leading independent certification and verification program for renewable energy and greenhouse gas emission reductions in the retail market. Consistent with the program's Green-e certification, Dominion Virginia Power's actual purchases of renewable energy may vary by an amount up to 4% by type and still meet applicable certification requirements. In addition to Green-e, the program is implemented by an outside third party, 3 Degrees. This provides additional outside oversight of the program. 3 Degrees offers REC and carbon offset sales, trading, and communications professionals, with green power and carbon markets experience dating back to 2002. Additionally, Dominion Virginia Power has elicited feedback from program participants in a formal survey, and utilized from such surveys information to improve the program.

Local Renewable Energy Development

There are numerous statements in the Proponent's Response Letter that imply that Dominion Virginia Power has misled customers participating in the Green Power program by falsely stating that Green Power funds would be used for local renewable energy development. Ms. Baum follows this allegation with an assertion that no local renewable generators have been funded or developed in connection with the Green Power program. However, the purpose of the Green Power program is to support the development of new, renewable energy generating facilities as such facilities come online, and in many cases, this support provides the owner of such facilities (through the purchase of RECs by Dominion Virginia Power) with the financial means to make such projects financially feasible. As such, Dominion Virginia Power is, in fact, helping to fund new projects. The building of new facilities was never the intention of the program, and accordingly, has never been portrayed to customers in this way.

Moreover, the Green Power program directly supports the Solar Purchase Program, which makes purchases of solar power solely within the Commonwealth of Virginia. Through this program, Dominion Virginia Power is currently purchasing from 35 different solar installations, and expects additional projects from which additional RECs can be purchased to be completed soon. Although REC purchases through the Solar Purchase Program currently represent only a small percentage of Dominion Virginia Power's REC expenditures, the Company believes that it is an important component of the program, and expects to increase its support of local resources in the future. However, the Green Power program is intended to be a low cost option for customers who wish to support renewable energy. In order to maintain low prices for customers participating in the Green Power program, Dominion Virginia Power must act to balance the portfolio of providers from which Dominion Virginia Power purchases RECs, weighing its desire to accommodate local providers, whose RECs are unfortunately very comparatively expensive, with its desire to keep costs low for customers, which leads it to purchase less expensive RECs from providers in the surrounding region. Striking this balance is a complex process that requires substantial business expertise and experience and involves operational and business matters that require the judgment of experienced management, engineers and scientists, among others. Such matters are properly within the purview of management, which has the necessary skills, knowledge, and resources to make informed decisions, and are not the type of matters that shareholders are in a position to appropriately evaluate.

Use of Green Power Funds

There are numerous statements in the Proponent's Response Letter that imply that Dominion Virginia Power has misled customers participating in the Green Power program regarding the use of Green Power funds by reason of the fact that half of the funds received in connection with the program are currently used for outreach and program expansion. First, the Company would like to reiterate that neither it, nor Dominion Virginia Power, derives any profit from the Green Power program. Currently, approximately 50% of the funds associated with the program are utilized to purchase RECs in the amounts specified by the participating customers, with the remaining amounts being used for education and program expansion. Dominion Virginia Power expects that, over time, the percentage of funds dedicated to education and program expansion will decline, with a larger percentage being utilized for REC purchases. Nevertheless, the Green Power program's cost to customers is well below the average cost to customers of the approximately 850 other similar programs currently in place in the United States.

Despite the allegations that customers were "stunned" to learn of these facts, Dominion Virginia Power believes that it has disclosed such facts accurately in its marketing materials. Moreover, the Green Power program undergoes a full independent third party audit annually (through the Green-e certification process) to ensure the program is being presented to customers accurately and is accomplishing its stated goals. The Green-e certifications mean that: (i) Dominion Virginia Power purchases and retires a sufficient number of RECs to meet participating customer demand, (ii) the RECs purchased for the program are generated from renewable energy facilities that meet Green-e standards, (iii) all RECs purchased through the program are from renewable facilities that have come online since 1998 and are only used once and then retired, and (iv) the customer education and program marketing materials are accurate and disclose relevant program details, terms, and conditions.

Public Response

In the Proponent's Response Letter, Ms. Baum asserts that the Green Power program has been subject to public outcry and furor sufficient to conclude that the Proposal does not relate to the Company's ordinary business operations. That is, in an attempt to frame the structure and operation of the Green Power program as a significant policy issue, the Proponent has alleged widespread opposition to the program among the general public. The Proponent's primary support for this proposition comes from a citation to an article that the Proponent alleges is "the best summary of public comments on the program." However, the cited article contains no such summary, and instead, contains the criticisms of a single attorney/lobbyist/writer.

The Proponent's Response Letter further alleges that the U.S. Environmental Protection Agency (the "EPA")'s selection of Dominion Virginia Power as a Green Power Supplier of the Year (See Press Release, Dominion Resources, Inc., "Dominion News: EPA Selects Dominion Virginia Power As a 2013 Green Power Supplier of the Year" (September 24, 2013), available at http://dom.mediaroom.com/2013-09-24-EPA-Selects-Dominion-Virginia-Power-As-a-2013-Green-Power-Supplier-of-the-Year) is (i) indicative of nothing other than a high number of customers that have signed up to participate in the Green Power program and (ii) under significant protest. With respect to (i), the EPA has indicated that a variety of factors resulted in Dominion Virginia Power being recognized, including an increase in total sales for the program, an increase in residential and non-residential participation, ranking of the program by the National Renewable Energy Laboratory, Dominion Virginia Power's integral role in causing the City of Falls Church, Virginia to become the first EPA-recognized Green Power Community in Virginia, the integration of outreach regarding the program into Dominion Virginia Power's call center processes, and the program being Green-e certified (See letter, dated November 21, 2013, from Blaine Coulson, director of the Green Power Partnership, U.S. Environmental Protection Agency, to the VA Sun Google Group, available at https://groups.google.com/forum/#!msg/va-sun/VaszRc3VJZg/znadAnB_7K8J) (the "EPA Letter")). With respect to (ii), in response to certain persons who opposed the EPA's recognition of Dominion Virginia Power, the EPA has stated publicly that it stands behind its decision (See the EPA Letter).

Finally, the Proponent's Response Letter argues that because the Green Power program is the only option for green energy provided to Virginia electricity consumers, concerns regarding the program's structure and operation should be considered a significant public policy issue. In addition to failing to cite any influential precedent on this point, the facts underlying the assertion are incorrect; the Company also offers the Solar Partnership Program independently of the Green Power program, the Schedule Renewable Generation (Schedule RG), the Renewable Generation Pilot Program, net metering, and agricultural net metering to be launched in July 2014. Moreover, customers with available means may install their own solar generation capabilities to reduce their reliance on electricity offered by the Dominion Virginia Power grid and participate in the Solar Purchase Program to sell electricity and solar RECs directly to Dominion.

III. Rule 14a-8(i)(10) - The Proposal may be excluded because the Company has already substantially implemented the Proposal.

As discussed in the no action request, the Proposal is subject to exclusion under Rule 14a-8(i)(10) because it has been substantially implemented. The Green Power program already has in place changes that will bring more geographic focus to Virginia and will bolster its support for solar energy both overall and, most significantly, in Virginia, in each case through its implementation of the Solar Purchase Program, thus causing the particular policies, practices, and procedures of Dominion Virginia Power to "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February

26, 2013)). Accordingly, because of these changes, the Proposal may be excluded on the grounds that it has been substantially implemented.

Again, while the Company does not wish to belabor the details of the Green Power program and information contained within the no action request, to supplement the analysis provided in support of the Company's belief that the Proposal is excludable under Rule 14a-8(i)(10), the Company would like to offer the following in response to certain allegations made in the Proponent's Response Letter.

Customer Response to Solar Purchase Program

The Proponent's Response Letter claims that the Solar Purchase Program has been widely opposed and few customers will participate. The Proponent further asserts that "many organizations [are] unhappy with Dominion's proposed costing and structure of the [Solar Purchase Program]." However, in support of this assertion, the Proponent's Response Letter only lists two such organizations, and moreover, the Company believes that there was minimal opposition of the Solar Purchase Program; on the contrary, the Company believes that the fact that the program was 95% subscribed within 15 weeks is demonstrative of significant public support.

CONCLUSION

For the reasons stated in the original no action request and those stated above, we continue to believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, David S. Wolpa, at (704) 343-2185 or at dwolpa@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Assistant General Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Elena Baum

Elena Baum

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Response to Dominion Resources Inc. No-Action Request to Exclude Shareholder Proposal

Ladies and Gentlemen:

I am the Dominion shareholder who submitted the proposed shareholder resolution on the Green Power Program. Dominion Resources has stated in the McGuireWoods letter of December 20, 2013 (attached here) its intention to omit this resolution from the proxy, based on "ordinary business" and "substantial implementation" arguments. I hereby submit the following comments urging you to reject Dominion Resources' no-action request. Below is the resolved clause of the resolution:

> **RESOLVED:** The shareholders request that the Dominion board appoint a committee that includes outside renewable energy experts and Green Power customers, to develop options for Green Power program changes that would develop local renewable energy, provide current and complete financial and energy generation information to all customers, and/or gives customers information on other ways to support development of renewable energy. A report on these options, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders by December 1, 2014.

Dominion in their letter first argues that this resolution relates to products and services, and that the resolution is requesting more solar, a decrease in biomass, and a shift in locales. In fact, as can be seen from the resolved statement above, the proposal does not do that. The proposal simply asks that Dominion appoint a committee that would develop and report on options. It would be Dominion's choice as to what the company wanted to do with the information in that report, and whether to make any changes to the Green Power Program.

One reason for requesting a committee to look at options is that Dominion has not apparently been able to meet their own goals for this program, and perhaps an outside eye that was expert in renewable energy would help them be more effective. Dominion's stated goal for their 2011 Green Power Program was 1% solar and 90% wind. They in fact only purchased renewable energy credits (RECs) for 0.11% solar. Thus they missed their goal of 4800 MWh of solar by 4300 MWh (or a factor of 9), and purchased RECs for only 530 MWh. Similarly with their wind goal of 434 GWh of wind energy; they actually only funded 356 GWh of RECs.

Dominion's advertising to their customers for this program states that by participating, customers will "support local renewable energy production," "match home electricity use with wind, solar and biomass produced in our region," and "support local green energy facilities and help expand the development of renewable energy sources." Certainly customers were led to believe that their funds would support local renewable energy development. To date there have been no new local renewable energy generators funded or developed with this program. With half of the funds going to Dominion's outreach, and half going to buy RECs from existing facilities that are in many cases not local, it is difficult to see how this is actually supporting development of local renewable energy. In fact, at the hearing for Virginia SCC case PUE-2012-00064, many Green Power customers who were there to speak were stunned to hear that half of their voluntarily contributed funds were going to Dominion's own "outreach" programs, including advertising, education and administration. Again, another reason for the outside eye and committee report would be to understand what customers who are signed up for the program actually believe they are paying for, and whether they have understood the full nature of the Dominion program.

Dominion's letter also states that this resolution ignores the Solar Partnership Program (SPP). In fact the resolution specifically mentions the SPP and Virginia SCC case PUE-2012-00064, the case approving that program. As can be seen by the public comments on that case, in particular the extensive comments from the Hampton Roads Solar Group and the Southern Environmental Law Center (on behalf of a large group of environmental respondents), it is clear that there are many organizations unhappy with Dominion's proposed costing and structure of the SPP. Several solar energy experts testified at the meeting and in written comments that the pricing was such that few knowledgeable customers would choose to take advantage of the SPP. However, <u>if</u> the program were to actually reach full subscription of the 3 MW of customer solar, what Dominion does not clarify in their letter is that this might lead to (depending on installation locations and orientations) roughly 4000 MWh of solar RECs from customers. Thus, with a fully-subscribed SPP Dominion would not even reach their <u>2011</u> stated goal of 4800 MWh (1% of 480 GWh) – and then not until perhaps 2015. Thousands of customers have signed up for the Green Power Program since 2011 (Nov 2012 flyer shows 14,500 customers, Dec 2013 flyer shows 19,500), and thus the total amount of RECs purchased has increased. Dominion is still stating the 1% solar goal on their Web site for the Green Power Program. Obviously, 1% of the total RECs will now be substantially more than 4800 MWh (although Dominion does not appear to list any updated total figures since 2011 on their Web site), so this SPP addition will not allow Dominion to meet the 1% goal. Most utilities have growth in their renewable energy goals; this program is meeting its own goal four years late, and then apparently not increasing the goal further, or meeting it with current numbers.

Dominion's letter requests a denial of this resolution, and in support they list many other resolutions that have been denied because they asked for specific products and services. I fail to see how requesting a committee to assess the embattled Green Power Program is similar to asking a store to not carry a certain brand of fur. There has been enough public outcry and furor over Dominion's Green Power Program to make it obvious that this is not "ordinary business" for Dominion, and thus a committee's observation and advice might be helpful. The best summary of public comments on the program can be found in the article by Ivy Main, at http://powerforthepeopleva.com/2013/10/10/whats-wrong-with-dominions-green-power-program/. However, there are many other examples, of which a small sampling is listed here:

- http://www.c-ville.com/dominion_criticized_for_so_called_green_program/
- http://www.timesdispatch.com/business/half-of-dominion-s-green-money-program-used-for-administrative/article_30234fd2-d6ce-5c6b-b9fc-38e321dc7424.html
- http://www.dailykos.com/story/2012/08/13/1119761/-Dominion-s-Solar-Purchase-Program-Undervaluing-solar-overcharging-green-power-customers#
- http://www.chesapeakeclimate.org/index.php?option=com_k2&view=item&id=3459:stand-up-to-dominions-dirty-power&Itemid=19

- http://www.masterresource.org/2013/02/dominion-virginia-solar-program/

Dominion cites the fact that the Green Power Program was recently recognized with an award from the EPA. This program was recognized by the EPA solely due to the number of customers Dominion had signed up, not because of any environmental benefit or renewable energy aspect of the program. This award is in fact being publically protested by several groups, and the EPA has been asked to rescind the award (https://secure.sierraclub.org/site/Advocacy?cmd=display&page=UserAction&id=12392).

The main reason that Dominion has convinced so many customers sign up for this program is that customers in Dominion territory have no other options for green energy. Unlike most other energy utilities, Dominion has no program available to allow customers to actually purchase renewable energy. Dominion's letter states this as their program "allowing for the support of renewable energy development and protecting the environment when green power products are not locally available." This is somewhat ironic, since it is through Dominion's actions that customers in Virginia no longer have green power options available. Before Dominion brought their case PUE-2008-00044 to the Virginia SCC, Pepco was a provider of 100% and 50% green energy in Virginia, selling renewable energy directly to Dominion's customers. After that case, Pepco was forced to pull out of the Virginia market, leaving customers with no viable green energy options.

Dominion states in their letter that even though the resolution "is styled as a request to appoint a committee," this proposal "intends to influence a choice of technology." As stated above, the resolution simply asks to form a committee, which would then study and report on the Green Power Program. Whether or not Dominion would choose to change their choice of technologies based on the report of that committee is completely up to Dominion and their technical staff. Since Dominion has not met many of their own past years' program goals in terms of renewable percentages, it is possible that they would find a change in technologies advantageous in meeting their own goals, but again that would be their decision. Dominion's letter also states that "injecting shareholders into the process is not appropriate." This proposal in no way asks or implies that shareholders would make up any members of this committee. Recommended committee makeup included outside expertise on renewable energy, as well as some input from Green Power customers to understand how the program is working for its subscribers.

Dominion's letter also argues that renewable energy development is not a significant policy issue, so that this resolution still qualifies as ordinary business. However, there are many examples where the SEC upheld the right of shareholders to propose a resolution dealing with renewable energy as being a significant policy issue; a recent example was a 2011 resolution submitted to Dominion by the Faye S. Rosenthal Living Trust in which the SEC found that, counter to Dominion's arguments, the development of renewable energy facilities is a significant policy issue (http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/fayrosenthal020911-14a8.pdf). Dominion states in their letter that the proposed resolution "merely has a tangential relationship to a significant policy issue," and also "there is merely a tangential relationship between the Proposal and a social issue." Since this program is the only option that Dominion Virginia customers have for any kind of green choice in their electricity needs, and the carbon footprint of our nation's electricity generation is definitely a significant policy issue with major long-term ramifications for our nation's health and financial well-being, I respectfully disagree that this is a tangential relationship that would allow exclusion.

Finally, Dominion's letter argues that this resolution is excludable because it is substantially implemented. They argue this apparently because the Solar Partnership Program mentioned above may add additional solar to the Virginia mix of energy. However, this is not what the resolution is requesting. The proposed resolution requests an outside eye to evaluate the state of the Green Power Program and report on options. The SPP does not accomplish this in any way; it may add a small amount of solar to Virginia's energy mix, but it does not provide any outside evaluation of the Green Power Program. In fact, from the public commentary on the SPP and its relationship to the Green Power Program, it does not appear that Dominion fully used outside expert advice in their formulation of that program either. Thus, regardless of the fact that if the SPP is fully subscribed, it might possibly lead in some future year to Dominion meeting its 2011 target of 1% Virginia solar, this does not qualify as implementation of what the proposal is requesting.

For the above reasons, I urge you to reject the Company's no action request. Please feel free to contact me with any further questions.

Sincerely,

Elena Baum

Cc: Jane Whitt Sellers, jsellers@mcguirewoods.com
David Wolpa, dwolpa@mcguirewoods.com
McGuireWoods LLP

Russell J. Singer, Russell.J.Singer@dom.com
Karen Doggett, karen.doggett@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

Ivy Main, *** FISMA & OMB Memorandum M-07-16 ***

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 20, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Elena Baum Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013, by Ms. Elena Baum ("Ms. Baum" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Baum any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders request that the Dominion board appoint a committee that includes outside renewable energy experts and Green Power customers, to develop options for Green Power program changes that would develop local renewable energy, provide current and complete financial and energy generation information to all customers, and/or gives customers information on other ways to support development of renewable energy. A report on these options, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders by December 1, 2014.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

DISCUSSION

I. Rule 14a-8(i)(7) – The Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusions. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Consistent with these standards, the Staff has interpreted this to mean that shareholder proposals are excludable if they relate to particular products and services that a company offers (See *infra* Section I.B.) or a company's choice of technologies for use in its operations (See *infra* Section I.C.). Accordingly, the Proposal is subject to exclusion under Rule 14a-8(i)(7) under both of these methods of analysis because it involves the Company's ordinary business operations, in that it relates to the products and services that the Company offers and relates to the Company's choice of technologies for use in its operations.

B. The Proposal relates to particular products and services offered for sale by the Company.

The Proposal requests the Company's board of directors to appoint a committee to develop options for changes to the Company's Green Power program, with the goal of "develop[ing] local renewable energy, provid[ing] current and complete financial and energy generation information to all customers, and/or giv[ing] customers information on other ways to support development of renewable energy." Decisions to provide specific service offerings to customers, including those that respond to customer interest in supporting renewable energy, are part of the Company's day-to-day ordinary business operations.

Currently, Virginia Electric and Power Company, d/b/a Dominion Virginia Power ("Dominion Virginia Power"), one of the Company's regulated operating subsidiaries, offers the Green Power program, designated Rider G, as a renewable energy certificate ("REC")-based program, to its customers. This program is available to all Virginia retail customers. The Green Power program is a voluntary program that gives Dominion Virginia Power customers a practical and economical way to support renewable energy with the purchase of renewable energy through their monthly electric bills through either a 100% match to their home or business electricity use or in blocks of $2.00. These Green Power program contributions are applied toward renewable energy outreach and education and the purchase of certified RECs from renewable energy facilities, such that participating customers are directing Dominion Virginia Power to purchase certified RECs which help increase the production and development of renewable energy produced by wind, solar or biomass in the regional power pool and add the cost to their monthly charges. A REC represents the property rights to the environmental, social, and other nonpower qualities of renewable electricity generation. As renewable generators produce electricity, they create one REC for every 1,000 kilowatt-hours (or 1 megawatt-hour) of electricity placed on the grid. RECs provide buyers flexibility in procuring green power across a diverse geographical area, allowing for the support of renewable energy development and protecting the environment when green power products are not locally available.

The Green Power program was recently recognized by the U.S. Environmental Protection Agency in its selection of Dominion Virginia Power as a Green Power Supplier of the Year. Press Release, Dominion Resources, Inc., "Dominion News: EPA Selects Dominion Virginia Power As a 2013 Green Power Supplier of the Year" (September 24, 2013).

The Proposal's request to the Company to form a committee to consider changes to the Green Power program is accompanied by (i) the listing of specific goals to be achieved through these changes and (ii) criticisms of the program in Ms. Baum's supporting statement, which relate to the program's purported failure to comport with such goals. For example, Ms. Baum's supporting statement expresses dissatisfaction with the mix of renewable energy sources and generation technology covered by the RECs purchased by the Company under the program, suggesting that the Company purchase a higher percentage of RECs from solar power generators located within the Commonwealth of Virginia and a lower percentage of RECs from biomass energy generators. Ms. Baum also expresses dissatisfaction with the geographic scope of the program, criticizing the Company for purchasing a significant number of RECs resulting from energy generation at renewable energy generation facilities in the States of Indiana and Missouri, instead of the Commonwealth of Virginia and the States of West Virginia, Maryland, and Delaware. The Proposal largely ignores recent changes to the Green Power program, discussed below, that directly support the development of solar-powered generation in Virginia that were approved by the Virginia State Corporation Commission on March 23, 2013. Ms. Baum also criticizes the use of funds generated from the program's operation, implying that too little of the funds are used for REC purchases or the construction of renewable energy generation facilities. The Proposal is aimed at implementing changes to the program to address these alleged deficiencies through changes to the mix of products and services offered through the Green Power program. That is, the Proposal seeks, *inter alia*, to cause the Company to increase its purchases of RECs from solar power generating facilities located within the Commonwealth of

Virginia beyond current levels, decrease purchases of RECs from biomass power generating facilities, effect a geographic shift of the location of the facilities from which the Company purchases RECs to specific mid-Atlantic states, and redirect certain revenues of the program.

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. As such, proposals that provide shareholders the ability to second-guess management's decisions regarding ordinary business issues constitute an attempt to micro-manage the Company and interfere with the day-to-day conduct of ordinary business operations. In this regard, the Staff has consistently agreed that decisions relating to the provision of particular products and services involve day-to-day business operations, including in a no-action letter pertaining to a previous proposal relating the operation of the Company's renewable energy program (*Dominion Resources, Inc.* (February 22, 2011)). Recently the Staff has continued to allow exclusions under Rule 14a-8(i)(7) with respect to proposals relating to the offering of particular goods or services by a company. For example, the Staff concurred that proposals relating to the social and financial impacts of direct deposit lending by several financial institutions could be excluded on the grounds that proposals concerning the sale of particular products and services are generally excludable under Rule 14a-8(i)(7). See *Regions Financial Corporation* (January 28, 2013), *Fifth Third Bancorp* (January 28, 2013), and *Wells Fargo & Company* (January 28, 2013). The Staff has adhered to this principle and allowed companies to exclude, on these grounds, a proposal to phase out sales of a certain type of fur by a diversified retailer (*Dillard's, Inc.* (February 27, 2012)), a proposal to study, implement, and pursue the solar energy market as a means of increasing earnings and profits (*Pepco Holdings, Inc.* (February 18, 2011)), proposals requesting the adoption of policies to bar the financing of companies engaged in mountaintop removal coal mining (*JPMorgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010)), proposals to end sales of a particular product (glue traps) by home improvement retailers (*Lowe's Companies, Inc.* (February 1, 2008) and *The Home Depot, Inc.* (January 24, 2008)).

Similarly, the Staff has permitted the exclusion of a proposal requiring all products and services offered for sale in U.S. Wal-Mart stores be manufactured or produced in America (*Wal-Mart Stores, Inc.* (March 26, 2010)), a proposal regarding encouragement of consumers and grocery suppliers to stock certain types of low carbohydrate pet food (*The Procter & Gamble Company* (July 15, 2009)), a proposal prohibiting the sale of specified material at properties owned and managed by a hotel company (*Marriott International, Inc.* (February 13, 2004)), a proposal regarding the sale and advertising of particular products (*Johnson & Johnson* (February 7, 2003)), a proposal prohibiting the sale of handguns and their accompanying ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)), and a proposal prohibiting the sale and promotion of tobacco products (*Albertson's, Inc.* (March 18, 1999)), in each case, on the grounds that such proposal concerned the sale of particular products and services.

The Company serves millions of electric utility customers, both in Virginia and elsewhere. It is aware of the interests of consumers and others in renewable energy and is actively engaged in meeting renewable portfolio standards and goals and providing its customers with numerous options to further support renewable-based power. It has devoted significant time and attention to the development of the Green Power program. Like the proposals described above, the Proposal deals with decisions on the part of the Company with respect to particular service offerings to its customers and like those excluded proposals, there is merely a tangential relationship between the Proposal and a social issue (See *infra* Section I.D). Accordingly, the Company should be allowed to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because it deals with the day-to-day operations of the Company, in that it relates to the products and services offered for sale by the Company.

C. The Proposal relates to the choice of technologies for use in its operations.

As previously discussed, the Proposal calls for the Company's board of directors to appoint a committee to develop options for changes to the Company's Green Power program, with the goal of "develop[ing] local renewable energy, provid[ing] current and complete financial and energy generation information to all customers, and/or giv[ing] customers information on other ways to support development of renewable energy." Although the Proposal is styled as a request to appoint a committee, it intends to influence the Company's choice of technology and resources used in the generation of electricity, whether such electricity is generated directly by the Company or purchased by the Company to offset the energy used by its customers who participate in the Green Power program.

The Company is one of the nation's largest producers and transporters of energy, with a combined portfolio of approximately 23,500 megawatts of generation, 11,000 miles of natural gas transmission, gathering and storage pipeline, and 6,400 miles of electric transmission lines. The Company also operates one of the nation's largest natural gas storage systems and serves retail energy customers in 15 states. Because of this, Company management's robust and careful evaluation process for determining the right fuel types and mix of generation resources and technologies used to supply the electricity needs of retail customers in its service territory are the subject of a multi-layered approach, aimed at securing the right type and balance of generation needs to serve customers in a safe and reliable manner at a reasonable cost, taking into account developing technologies. Decision-making in this area is a complex process and requires substantial business expertise and experience, as well as intimate knowledge of the technologies available and related regulatory, cost and safety considerations, *e.g.*, the impact of distributed solar generation on the reliability of the grid and on lightly or heavily loaded circuits. These decisions involve operational and business matters that require the judgment of experienced management, engineers and scientists, among others. Such matters are properly within the purview of management, which has the necessary skills, knowledge, and resources to make informed decisions, and are not the type of matters that shareholders are in a position to appropriately evaluate.

The Staff has recognized that in circumstances involving decisions such as these, injecting shareholders into the processes is not appropriate. The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release.

Accordingly, on numerous occasions the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff recently permitted an energy company to exclude a proposal calling for the diversification of the company's energy resources to include increased energy efficiency and renewable energy resources on the grounds that such proposal related to ordinary business operations, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable Rule 14a-8(i)(7)" (*FirstEnergy Corp.* (March 8, 2013)). The Staff also permitted, on the same grounds, the exclusion of a proposal calling on a cable and internet provider to publish a report disclosing the actions it was taking to address the inefficient consumption of electricity by its set-top boxes, which proposal would include the company's efforts to accelerate the development and deployment of new energy efficient set-top boxes, on the same grounds, (*AT&T Inc.* (February 13, 2012)).

Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new cogeneration facilities and improve energy efficiency (*WPS Resources Corp.* (February 16, 2001)), proposals requesting a report on the status of research and development of a new safety system for railroads (*Union Pacific Corp.* (December 16, 1996) and *Burlington Northern Santa Fe Corp.* (January 22, 1997)), a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety, and financial security (*Applied Digital Solutions* (April 25, 2006)), and a proposal requesting that a computer company employ specific technological requirements in its software (*International Business Machines Corp.* (January 6, 2005)).

This Proposal seeks to involve shareholders in decisions regarding the generation resources and technologies the Company should utilize to produce or procure electricity pursuant to its Green Power program. This makes the Proposal similar to those proposals described above that the Staff found to be excludable. Therefore, because the Proposal deals with the day-to-day operations of the Company, in that it relates to the Company's choice of technologies for use in its operations, it may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

D. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has found that some recent environmental proposals do transcend ordinary business operations. See *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions), *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025), and *General Electric Co.* (January 31, 2007) (report on global warming). However, the Proposal does not involve any of these issues, but rather focuses on the business issue of specific management of how and in what manner the Company may best respond to customer interest in supporting renewable energy. The fact that the Proposal has some connection to issues that are of social significance should not lead to the conclusion that it must automatically be included in the Proxy Materials. It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply.

The Staff has recently allowed proposals requesting companies to adopt a policy to bar the financing of particular types of customers to be excluded even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining), stating that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JP Morgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010).

Since the focus of the Proposal is an ordinary business operation of the Company (service offerings to customers), and merely has a tangential relationship to a significant policy issue, it may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) - The Proposal may be excluded because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. 1998 Release.

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see e.g., *Whole Foods Market, Inc.* (November 14,

2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See e.g., *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Proponent is requesting the Company's board of directors appoint a committee to develop options for changes to the Company's Green Power program, with the goal of "develop[ing] local renewable energy, provid[ing] current and complete financial and energy generation information to all customers, and/or giv[ing] customers information on other ways to support development of renewable energy." Although the Proposal is styled as a request to appoint a committee, it is clear from the Proponent's supporting statement (as discussed in Section I.B. above) that the Proponent is seeking to cause the Company to increase its purchases of RECs from solar power generating facilities located within the Commonwealth of Virginia beyond current levels, decrease purchases of RECs from biomass power generating facilities, effect a geographic shift of the location of the facilities from which the Company purchases RECs from certain states in the Midwestern United States to certain mid-Atlantic states, and redirect certain revenues of the program. The Company believes that it may exclude the Proposal because, as a result of recent changes made to the Green Power program as described below, it has already substantially implemented the essential objectives of the Proposal.

The Green Power program already has in place changes that will bring more geographic focus to Virginia and for bolstering its support for solar energy both overall and, most significantly, in Virginia, while also maintaining a balanced program at reasonable rates. On May 17, 2012, Dominion Virginia Power petitioned the Virginia State Corporation Commission ("<u>VSCC</u>") to approve a special tariff to facilitate customer-owned distributed solar generation in Virginia through its pilot Solar Purchase Program. Docketed by the VSCC as Case No. PUE-2012-00064, this special tariff is funded by Green Power program dollars and allows for a new special tariff under which

Dominion Virginia Power can purchase up to 3 MW of energy output from customer-owned distributed solar generation installations. The VSCC approved the Solar Purchase Program, as modified, by its Order dated March 22, 2013. As noted in its petition, "[t]he S[olar] P[urchase] Program will modify the portfolio of RECs purchased through the Green Power Program to respond to Green Power participants' desire for promoting the development of Virginia-based renewable generation and the annual summaries provided to Green Power participants will reflect a shift to include more Virginia solar generation."

Dominion Virginia Power filed its customer-owned solar tariff pursuant to Chapter 771 of the Virginia Acts of the Assembly. Chapter 771 provides in pertinent part that, "in order to promote solar energy through distributed generation, the State Corporation Commission shall exercise its existing authority to consider for approval... petitions filed by a utility to construct and operate distributed solar generation facilities and to offer special tariffs to facilitate customer-owned distributed solar generation as alternatives to net energy metering, with an aggregate amount of rated generating capacity of up to 0.20 percent of each electric utility's adjusted Virginia peak load for the calendar year 2010." Participating customers install and own the solar generation system located on their property, but sell the electricity and solar RECs back to Dominion Virginia Power at a premium rate of 15¢ per kilowatt-hour ("kWh"). The Green Power program directly supports these solar projects through the purchase and retirement of the RECs produced through the Solar Purchase Program.

The VSCC found Dominion Virginia Power's Virginia customer-owned solar proposal satisfied the provisions of Chapter 771, subject to certain requirements. As approved, the special solar tariff allows for a purchase price for the power generated from a qualifying solar customer-generator of 15¢ per kWh, comprised of (1) an avoided cost component (including line losses) of approximately 4¢ per kWh; and (2) a voluntary environmental contribution component from revenues provided by customers voluntarily participating in the Green Power program of approximately 11¢ per kWh. As noted in the VSCC's order approving this solar purchase program, "the difference between the 15¢ per kWh purchase price and the actual avoided cost component - in order to be recovered by Dominion Virginia Power - must come from the Green Power Program funds." Thus it is the Green Power program dollars that constitute the key component in incentivizing the customer-owned Virginia-based solar facilities under the tariff. The pricing and parameters of the solar purchase were strategically designed to promote solar energy and provide an alternative option for existing net metering customers as well as new solar customer-generators, offering compensation levels for solar customer-generators, at various system sizes, a positive difference in compensation as compared to net energy metering.

This change to the structure of the Green Power program supports more local solar RECs and the Company will continue to look for ways to support additional local solar in the future. Dominion Virginia Power began accepting applications for the Solar Purchase Program on June 20, 2013, with customers signing up online and enrolling on a first-come, first-served basis.

Therefore, although each goal sought by the Proposal has not been implemented in full or exactly as presented by Ms. Baum, as discussed above, the Proposal need only be "substantially implemented" to be excludable under Rule 14a-8(i)(10). Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's do here with respect to Ms. Baum's primary goals, then the proposal may be excluded on the grounds that it has been substantially implemented. Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, David S. Wolpa, at (704) 343-2185 or at dwolpa@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures
cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Elena Baum

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Ivy Main *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 18, 2013 9:03 AM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6); Elena Baum
Subject: shareholder resolution re green power
Attachments: Dom 2014 SR Green Power.doc; Baum 2013 submittal letter.pdf

Dear Ms. Reid and Ms. Doggett,

Attached please find the submittal letter and shareholder resolution I am presenting for inclusion in the proxy for the 2014 Dominion shareholder meeting. I am listed on this submittal letter by Ms. Elena Baum as the point of contact for communication on this resolution. Please acknowledge receipt via email, so that I can know that you received this.

Sincerely,

Eifiona L. (Ivy) Main

*** FISMA & OMB Memorandum M-07-16 ***

Elena Baum

*** FISMA & OMB Memorandum M-07-16 ***

November 18, 2013

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on the Green Power program that I hereby submit for inclusion in the 2014 proxy statement for the 2014 Dominion shareholders' meeting.

I am a current stockholder in Dominion Resources, with over $2000 in shares. I intend to hold the shares past the date of the 2014 shareholders' meeting. I will send confirmation of continuous share ownership of more than one year prior to today's date under separate cover.

Please direct any correspondence on this resolution to Ivy Main at *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** Please note that both Ivy Main and I are pleased to conduct all correspondence on this matter via email.

Thank you for your time and attention.

Sincerely,

Elena Baum

Whereas: The EPA honored Dominion in 2013 with an award for its Green Power program, due to the number of customers that signed up. There are two likely reasons for the high number of subscribers. One is that Dominion customers have few other options for renewable energy. The other is Dominion's advertising of the program, which claimed "a direct impact on the growth of green energy in Virginia and throughout our region".

Dominion's Spring 2013 greenBEAT publication shows 482 GWh purchased in RECs through the program, or over $6M that customers voluntarily invested to support local renewable energy. The November 2012 program flyer stated it would support local green energy: "wind, solar and biomass produced in our region", with a map of Virginia, West Virginia, Maryland and Delaware. In fact, 64% of the wind credits came from existing facilities in Indiana and Missouri, and none came from Virginia. The same flyer claimed Green Power will "expand development" of renewables, when in fact no facilities were developed. The program 2011 target was 1% solar from Virginia. The renewable energy credits (RECs) purchased in 2011 included only 0.11% solar. Thus, Dominion oversold the solar contribution of the program by a factor of 9, as well as only buying RECs rather than developing new renewable generation. The remaining RECs from Virginia were 24% biomass. Recent research shows biomass plants can emit greater quantities of CO_2 and other pollutants than fossil fuel generation. A related court ruling determined that biomass is <u>not</u> exempt from regulation by the EPA.

As presented in Virginia SCC case PUE-2012-00064, half of Green Power funds, or $3M, has gone to Dominion's own advertisements administration, and education, rather than toward renewable energy or credits. Dominion has collected $6M in voluntary contributions without building a single wind or solar facility to supply the program. PUE-2012-00064 also revealed that Dominion plans to use Green Power contributions to fund more than 70% of the cost of new installations under the Solar Partnership Program, thus undervaluing the solar electricity generated, very probably over-taxing Green Power funds and decreasing the net clean energy benefit of these programs combined.

By not disclosing all the facts on this program's implementation, Dominion faces a high reputational risk due to potential public exposure and customer and investor backlash for misrepresentation. Examples include efforts to have the EPA rescind the award, and to distribute lawn signs and bumper stickers ridiculing Dominion's stance on renewables.

Resolved: The shareholders request that the Dominion board appoint a committee that includes outside renewable energy experts and Green Power customers, to develop options for Green Power program changes that would develop local renewable energy, provide current and complete financial and energy generation information to all customers, and/or gives customers information on other ways to support development of renewable energy. A report on these options, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders by December 1, 2014.